HORIZON BANCORP, INC.
515 Franklin Street

Michigan City, Indiana 46360

(219) 879-0211

December 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti, Staff Attorney

Re:	Horizon Bancorp, Inc. (the "Registrant") Registration Statement on Form S-4 (File No. 333-291029)

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Washington, D.C. time, on December 5, 2025, or as soon thereafter as reasonably practicable.

The Registrant authorizes Charlie Goode of Warner Norcross + Judd LLP to orally modify or withdraw this request for acceleration.

Please contact Charlie Goode of Warner Norcross + Judd LLP at (616) 752-2176 or cgoode@wnj.com when this request for acceleration has been granted and with any questions or concerns regarding this matter.

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Very truly yours,

HORIZON BANCORP, INC.

By	/s/ Todd A. Etzler
Todd A. Etzler EVP, Chief Legal and Risk Officer and Corporate Secretary